UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road

Wanchai, Hong Kong

+852-975-02047

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Change of Directors

Resignation of Ms. Jianping Niu

On October 5, 2026, Ms. Jianping Niu notified AGM Group Holdings Inc. (the “Company”) of her resignation as an independent director, the chairperson of the Nominating Committee and a member of each of the Audit Committee and the Compensation Committee of the Company, effective as of the same date.

Ms. Niu’s resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Ms. Rui Zhang and Ms. Li Zhang

Effective as of October 5, 2026, Ms. Rui Zhang was appointed as a director of the Company, and Ms. Li Zhang was appointed as an independent director, the chairperson of the Audit Committee and a member of each of the Compensation Committee and the Nominating Committee of the Company.

Effective as of the same date, Mr. Hailiang Jia ceased to serve as the chairperson of the Audit Committee and was appointed as the chairperson of the Nominating Committee. Mr. Jia continues to serve as an independent director and a member of each of the Audit Committee and the Compensation Committee of the Company.

Ms. Rui Zhang, aged 30, served as a director and the chief executive officer of Vastway Technology Co., Ltd. prior to joining the Company. Prior to joining Vastway Technology Co., Ltd., Ms. Zhang served as Chief of Staff at Dexen Technology and its affiliates. Ms. Zhang has experience in investment, business development, human resources and administrative management.

Ms. Li Zhang, aged 50, has served as the chief financial officer of 9F Inc. since May 2021 and as its director of internal audit and internal control since 2019. From 2018 to 2019, Ms. Zhang served as the chief financial officer of Agile Fund. From 2015 to 2018, she served as director of risk and compliance at USANA Health Sciences, Inc. From 2005 to 2015, she worked at PricewaterhouseCoopers, where she most recently served as a senior manager. Ms. Zhang received a bachelor’s degree in computer application technology from North University of China in 1999 and holds an MBA from Tsinghua University.

Closing of Private Placement

As previously disclosed in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on September 18, 2026, the Company entered into a share purchase agreement dated September 17, 2026 (the “Purchase Agreement”) with Vastway Technology Co., Ltd. (the “Purchaser”). On October 5, 2026, the Company completed the private placement contemplated by the Purchase Agreement and issued and sold Class A ordinary shares, par value US$0.05 per share, to the Purchaser at a purchase price of US$0.6305 per share, for aggregate gross proceeds of approximately US$11.0 million. Such Class A ordinary shares represent approximately 77.2% of the total outstanding ordinary shares of the Company and approximately 63.6% of the total voting power of the Company’s outstanding ordinary shares immediately following the closing.

Safe Harbor Statement

This report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AGM Group Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AGM Group Holdings Inc.’s filings with the SEC. All information provided in this report is as of the date of this report, and AGM Group Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description
99.1	Form of Director Agreement with Ms. Rui Zhang
99.2	Form of Director Agreement with Ms. Li Zhang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2026	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer and Director

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